                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                         VENTURES-NATIONAL INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)




                    Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   888278 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 David M. Marks
                            c/o Robert S. Brown, Esq.
                                Reitler Brown LLC
                          800 Third Avenue, 21st floor
                               New York, NY 10022

                                 (212) 209-3050
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 19, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                       SCHEDULE 13D

---------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 888278 10 8                                                                         PAGE 2 OF 12 PAGES
---------- ----------------------------------------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S.   IDENTIFICATION  NOS. OF ABOVE PERSONS  (ENTITIES ONLY) David
                    M. Marks
---------- ----------------------------------------------------------------------------------------- ----------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (A) [ ]
           (SEE INSTRUCTIONS)                                                                                      (B) [ ]
---------- ------------------------------------------------- --------------------------------------------------------------
    3      SEC USE ONLY
---------- ----------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
---------- ----------------------------------------------------------------------------- ----------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS                                  [ ]
           2(D) OR 2(E)
---------- ----------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.
------------------------------- ---------- --------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY                       -9,029,352-
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                                    -0-

                                    9      SOLE DISPOSITIVE POWER
                                                    -9,029,352-

                                   10      SHARED DISPOSITIVE POWER
                                                    -0-
-------- ------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -9,029,352-
-------- ---------------------------------------------------------------------------------------------------------- -------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                                [ ]
         SHARES (SEE INSTRUCTIONS)
--------- -----------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   61.4%
--------- -----------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   IN

                                                       SCHEDULE 13D

---------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 888278 10 8                                                                         PAGE 3 OF 12 PAGES
------------------------------------------------------------ --------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S.   IDENTIFICATION   NOS.  OF  ABOVE  PERSONS   (ENTITIES  ONLY)
                    Irrevocable Children's Trust
---------- ----------------------------------------------------------------------------------------- ----------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (A) [ ]
           (SEE INSTRUCTIONS)                                                                                      (B) [ ]
---------- ------------------------------------------------- --------------------------------------------------------------
    3      SEC USE ONLY
---------- ----------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
---------- ----------------------------------------------------------------------------- ----------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS                                  [ ]
           2(D) OR 2(E)
---------- ----------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Wisconsin
------------------------------- ---------- --------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY                       -8,907,120-
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                                    -0-
                                    9      SOLE DISPOSITIVE POWER
                                                    -8,907,120-
                                   10      SHARED DISPOSITIVE POWER
                                                    -0-
-------- ------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -8,907,120-
-------- ---------------------------------------------------------------------------------------------------------- -------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                                 []
         SHARES (SEE INSTRUCTIONS)
--------- -----------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   60.8%
--------- -----------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   OO

                                                       SCHEDULE 13D

---------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 888278 10 8                                                                         PAGE 4 OF 12 PAGES
------------------------------------------------------------ --------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Phoenix
                    Business Trust
---------- ----------------------------------------------------------------------------------------- ----------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (A) [ ]
           (SEE INSTRUCTIONS)                                                                                      (B) [ ]
---------- ------------------------------------------------- --------------------------------------------------------------
    3      SEC USE ONLY
---------- ----------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
---------- ----------------------------------------------------------------------------- ----------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS                                  [ ]
           2(D) OR 2(E)
---------- ----------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
------------------------------- ---------- --------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY                       -123,823-
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                                    -0-

                                    9      SOLE DISPOSITIVE POWER
                                                    -123,823-

                                   10      SHARED DISPOSITIVE POWER
                                                    -0-
-------- ------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -123,823-
-------- ---------------------------------------------------------------------------------------------------------- -------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                                 []
         SHARES (SEE INSTRUCTIONS)
--------- -----------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.9%
--------- -----------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   OO

                                                       SCHEDULE 13D
---------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 888278 10 8                                                                         PAGE 5 OF 12 PAGES----------
---------- ----------------------------------------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S.   IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY) Forest
                    Home Investors I, LLC
---------- ----------------------------------------------------------------------------------------- ----------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (A) [ ]
           (SEE INSTRUCTIONS)                                                                                      (B) [ ]
---------- ------------------------------------------------- --------------------------------------------------------------
    3      SEC USE ONLY
---------- ----------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
---------- ----------------------------------------------------------------------------- ----------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS                                  [ ]
           2(D) OR 2(E)
---------- ----------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Wisconsin
------------------------------- ---------- --------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY                       -6,667-
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                                    -0-

                                    9      SOLE DISPOSITIVE POWER
                                                    -6,667-

                                   10      SHARED DISPOSITIVE POWER
                                                    -0-
-------- ------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -0-
-------- ---------------------------------------------------------------------------------------------------------- -------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                                 []
         SHARES (SEE INSTRUCTIONS)
--------- -----------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.1%
--------- -----------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   OO

                                                       SCHEDULE 13D
------------------------------------------------------------ --------------------------------------------------------------
CUSIP NO. 888278 10 8                                                                         PAGE 6 OF 12 PAGES
------------------------------------------------------------ --------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S.   IDENTIFICATION   NOS.  OF  ABOVE  PERSONS   (ENTITIES  ONLY)
                    Irrevocable Children's Trust No. 2
---------- ----------------------------------------------------------------------------------------- ----------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (A) [ ]
           (SEE INSTRUCTIONS)                                                                                      (B) [ ]
---------- ------------------------------------------------- --------------------------------------------------------------
    3      SEC USE ONLY
---------- ----------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
---------- ----------------------------------------------------------------------------- ----------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS                                  [ ]
           2(D) OR 2(E)
---------- ----------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Wisconsin
------------------------------- ---------- --------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY                       -72,232-
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                                    -0-

                                    9      SOLE DISPOSITIVE POWER
                                                    -72,232-

                                   10      SHARED DISPOSITIVE POWER
                                                    -0-
-------- ------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -72,232-
-------- ---------------------------------------------------------------------------------------------------------- -------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                                 []
         SHARES (SEE INSTRUCTIONS)
--------- -----------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.5%
--------- -----------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   OO

This Amendment No. 3 to Schedule 13D modifies and supplements the Schedule 13D (this "Schdule 13D") initially filed with the Securities and Exchange Commission on October 4, 2002, as amended by Amendment No. 1, filed with the Securities and Exchange Commission on December 9, 2002 and by Amendment No. 2, filed with the Securities Exchange Commission on May 7, 2003, with respect to the common stock, $0.001 par value per share (the "Common Stock"), of Ventures-National Incorporated, a Utah corporation d/b/a Titan General Holdings Inc. (the "Company") jointly filed by David Marks ("Mr. Marks"), Irrevocable Children's Trust, a Wisconsin trust ("ICT"), Phoenix Business Trust, a Delaware business trust ("Phoenix Trust"), Forest Home Investors I, LLC, a Wisconsin limited liability company ("Forest Home"), and Irrevocable Children's Trust No. 2, a Wisconsin trust ("ICT2" and together with ICT, the "Trusts") (each a "Reporting Person" and collectively the "Reporting Persons"). Except to the extent supplemented by the information contained in this Amendment No. 3, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         Effective August 30, 2002 (the "Effective Time"), the Company acquired Titan EMS, Inc., a Delaware corporation ("Titan"), through the merger (the "Merger") of Titan with Titan EMS Acquisition Corp., a newly-formed Delaware corporation and wholly-owned subsidiary of the Company ("Acquisition"), as a result of which Titan became a wholly-owned subsidiary of the Company. In connection with the Merger, Acquisition merged with and into Titan through the exchange of 6,880,490 shares of common stock, par value $0.001 per share, of the Company ("Common Stock"), for all of Titan's outstanding shares of common stock, including the issuance of 5,800,000 shares of Common Stock to ICT, 800,000 shares of Common Stock to SVPC Partners LLC, 123,823 shares of Common Stock to Phoenix Business Trust and 6,667 shares of Common Stock to Forest Home Investors I, LLC, 50,000 shares of Common Stock to Mr. Louis George, and 100,000 shares of Common Stock to Mr. Frank Crivello.

         Immediately after the Effective Time, each of Ohio Investors of Wisconsin LLC ("Ohio Investors") and ICT converted certain outstanding indebtedness of Titan into shares of the Company's Common Stock at a conversion price of $1.50 per share (the "Original Conversion Price"), resulting in the issuance of 1,160,764 shares of Common Stock to Ohio Investors and 68,667 shares of Common Stock to ICT.

         The Original Conversion Price was determined by reference to the offering price of $1.50 per unit (each, a "Unit") of the Company, each Unit being comprised of one share of Company Common Stock and a 5-year warrant to purchase one share of Common Stock at an exercise price of $1.50 per share in a private placement offering being conducted by the Company. Effective October 28, 2002, the Company amended its offering structure to provide for, inter alia, the offering of shares of its Common Stock (without Common Stock purchase warrants) at $0.75 per share, reduced from its previous offering price of $1.50 per Unit (the "Repricing").

            Accordingly, on December 9, 2002, the Company entered into a letter agreement with each of ICT and Ohio Investors to provide for the issuance of 1,160,764 additional shares to ICT and 68,667 additional shares of Common Stock to Ohio Investors, to reflect a corresponding adjustment of the Original Conversion Price to $0.75 from $1.50.

            On December 18, 2002 the Company issued to Mr. Marks warrants to purchase up to 50,000 shares of Common Stock at an exercise price of $1.50 and a expiration date of December 18, 2007 in consideration of his services as a Director of the Company.

            On March 15, the Company issued warrants to purchase up to 200,000 shares of Common Stock at a purchase price of $2.00, exercisable until March 15, 2008, to Phoenix Investors LLC, a Wisconsin limited liability company and formerly a Reporting Person ("Phoenix Investors") pursuant to a consulting agreement. These warrants were cancelled at the mutual consent of the Company and Phoenix Investors on July 24, 2003.

            On April 15, 2003, SVPC, formerly a Reporting Person, distributed 100% of its holdings of Common Stock to its members, resulting in distributions of 668,000 shares of Common Stock to ICT and 72,000 shares of Common Stock to ICT2. SVPC distributed the remaining shares, aggregating 60,000 shares, to unrelated parties. Also on April 15, 2003, Ohio Investors, also a former Reporting Person, distributed 100% of its holdings of Common Stock to its members, resulting in distributions of 2,321,296 shares of Common Stock to ICT and 232 shares of Common Stock to ICT2.

            On July 24, 2003 ICT issued warrants to purchase up to 500,000 shares of Common Stock at an exercise price of $0.38 and an expiration date of July 24, 2004, 2004 to SBI-USA in return for consulting services provided by SBI-USA to the Company. None of these warrants have been exercised at this time.

            On July 29, 2003 ICT issued warrants to purchase up to 1,000,000 shares of Common Stock at an exercise price of $0.50 and an expiration date of July 29, 2006, to Andrew Glashow in return for employment services provided by Mr. Glashow to the Company.

            On July 29, 2003 ICT issued warrants to purchase up to 1,000,000 shares of Common Stock at an exercise price of $0.50 and an expiration date of July 29, 2006, to Robert Ciri in return for employment services provided by Mr. Ciri to the Company.

            On August 19, 2003 ICT transferred 150,000 shares to Trilogy Capital Partners Inc. in consideration of consulting services provided by Trilogy Capital Partners Inc. to the Company.


ITEM 5.  INTEREST IN THE SECURITIES OF THE COMPANY.


(a) (i) amount beneficially owned

         David Marks                         - 9,029,352
         Irrevocable Children's Trust        - 8,907,120
         Phoenix Business Trust              - 123,823
         Forest Home Investors I, LLC        - 6,667
         Irrevocable Children's Trust No. 2  - 72,232

         (ii) percent of class*

         David Marks                         - 61.4%
         Irrevocable Children's Trust        - 60.8%
         Phoenix Business Trust              - 0.9%
         Forest Home Investors I, LLC        - 0.1%
         Irrevocable Children's Trust No. 2  - 0.5%

* Based on 14,649,429 shares of Common Stock of the Company issued and outstanding as of July 29, 2003.

(b) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

         David Marks                         - 9,029,352
         Irrevocable Children's Trust        - 8,907,120
         Phoenix Business Trust              - 123,823
         Forest Home Investors I, LLC        - 6,667
         Irrevocable Children's Trust No. 2  - 72,232

(ii) shared power to vote or to direct the vote

         David Marks - 0 Irrevocable Children's Trust - 0 Phoenix Business Trust
         - 0 Forest Home Investors I, LLC - 0 Irrevocable Children's Trust No. 2
         - 0 Phoenix Investors, LLC - 0

(iii) sole power to dispose or to direct the disposition of

         David Marks                         - 9,029,352
         Irrevocable Children's Trust        - 8,907,120
         Phoenix Business Trust              - 123,823
         Forest Home Investors I, LLC        - 6,667
         Irrevocable Children's Trust No. 2  - 72,232

(iv) shared power to dispose or to direct the disposition

         David Marks                         - 0
         Irrevocable Children's Trust        - 0
         Phoenix Business Trust              - 0
         Forest Home Investors I, LLC        - 0
         Irrevocable Children's Trust No. 2  - 0
         Phoenix Investors, LLC              - 0


(c) Except as otherwise described herein, the Reporting Persons have not effected any transactions with respect to the Common Stock in the last sixty days.

(d) Not applicable.

(e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.


Mr. Marks is a co-Trustee of ICT and the sole Trustee of ICT2. The Trusts control Forest Home and Phoenix Business. ICT2 controls Phoenix Investors. Mr. Marks has sole voting and dispository power over the shares of the Company beneficially owned, directly or indirectly, by ICT and ICT2. Mr. Marks is the sole Trustee of Phoenix Trust and has sole voting power over its shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


                                  EXHIBIT INDEX

         1. Joint Filing Agreement, dated September 30, 2002, among David Marks, Irrevocable Children's Trust, a Wisconsin trust, SVPC Partners, LLC, a Delaware limited liability company, Phoenix Business Trust, a Delaware business trust, Forest Home Investors I, LLC, a Wisconsin limited liability company and Ohio Investors of Wisconsin, LLC, a Wisconsin limited liability company. **

         2. Co-Trustee Agreement, dated as of August 8, 2002, between David M. Marks and Joseph A. Crivello. **

         3. Amendment No. 1 to the Joint Filing Agreement, dated May 6, 2003, among David Marks, Irrevocable Children's Trust, a Wisconsin trust, Phoenix Business Trust, a Delaware business trust, Forest Home Investors I, LLC, a Wisconsin limited liability company, Irrevocable Children's Trust No. 2, a
                  Wisconsin trust and Phoenix Investors, LLC, a Wisconsin limited liability company.

         4.       Employment Agreement dated July 29, 2003 among Robert E. Ciri,
                  Irrevocable    Children's   Trust   and   Ventures    National
                  Incorporated.***

         5.       Employment Agreement dated July 29, 2003 among Andrew Glashow,
                  Irrevocable    Children's    Trust    and    Ventures-National
                  Incorporated.***

         6. Consulting Agreement dated as of July 24, 2003 among SBI Securities, Irrevocable Children's Trust and Ventures-National Incorporated.***

         7. Form of Consulting Agreement dated as of August 19, 2003 among Trilogy Capital, Irrevocable Children's Trust and Ventures National Incorporated.***

         8. Warrant dated July 24, 2003, issued to SBI-USA by Irrevocable Children's Trust.***

         9. Warrant dated July 29, 2003, issued to Andrew Glashow by Irrevocable Children's Trust.***

         10. Warrant dated July 29, 2003, issued to Robert Ciri by Irrevocable Children's Trust.***



** Previously filed and incorporated herein by reference to the Schedule 13D, filed October 4, 2002. *** Previously filed and incorporated herein by reference to the Registration on Form SB-2 filed August 20, 2003.

                                                     SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    September 12, 2003




                                 /S/ DAVID MARKS
                                 -----------------------------------
                                 DAVID M. MARKS


                                 IRREVOCABLE CHILDREN'S TRUST

                                 By: /S/ DAVID MARKS
                                     -------------------------------
                                 Name:  David M. Marks
                                 Title:  Trustee


                                 PHOENIX BUSINESS TRUST

                                 By:  /S/ DAVID M. MARKS
                                      ------------------------------
                                 Name:  David M. Marks
                                 Title: Trustee


                                 FOREST HOME INVESTORS I, LLC
                                 By Irrevocable Children's Trust, Member

                                 By:  /S/ DAVID M. MARKS
                                      ------------------------------
                                 Name:  David M. Marks
                                 Title: Trustee


                                 IRREVOCABLE CHILDREN'S TRUST NO. 2

                                 By:  /S/ DAVID M. MARKS
                                      ------------------------------
                                 Name:  David M. Marks
                                 Title:  Trustee